Ecopetrol announces the liquidation of one of its subordinates

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the Shareholders' Meeting of its subordinate Ecopetrol Energia S.A.S E.S.P., with the favorable and affirmative vote of 100% of its subscribed shares, authorized its liquidator, Mr. Christian Schneider Jaramillo, to carry out all the necessary steps for the due liquidation of this company whose purpose was the commercialization of energy, which culminated with the cancellation of its commercial registration the first days of October.

The liquidation of Ecopetrol Energia S.A.S. E.S.P. was due to the fact that Ecopetrol S.A. is currently the parent company of an electric power transmission company, and current regulations restrict the same group from simultaneously carrying out commercialization and transmission activities.

Bogota D.C., October 11, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Cristhian Prado Castillo

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co